UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE QUEST DIAGNOSTICS PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Quest Diagnostics Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024	9

Signature	14

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Quest Diagnostics Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Quest Diagnostics Profit Sharing Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Melville, New York
June 20, 2025

The Quest Diagnostics Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023
(in thousands)

	2024	2023
Assets
Investments, at fair value	$5,483,306	$5,050,535
Receivables
Employer contributions receivable	—	31
Notes receivable from participants	70,809	75,659
Investment related receivables	1,031	770
Total receivables	71,840	76,460
Total assets	5,555,146	5,126,995

Liabilities
Investment related payables	1,376	850
Net assets available for benefits	$5,553,770	$5,126,145

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024
(in thousands)

Additions:
Investment income
Net appreciation in fair value of investments	$734,863
Dividends and interest	20,076
Total investment income	754,939

Interest income on notes receivable from participants	5,420

Contributions
Employer	100,667
Participants	191,222
Rollovers	42,978
Total contributions	334,867

Total additions	1,095,226

Deductions:
Benefits paid to participants	665,328
Administrative expenses	2,273
Total deductions	667,601

Net increase	427,625

Net assets available for benefits:
Beginning of year	5,126,145

End of year	$5,553,770

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
December 31, 2024 and 2023
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

    Background - The Quest Diagnostics Profit Sharing Plan (the “Plan”) is a defined contribution plan. The Plan was established by Quest Diagnostics Incorporated ("Quest Diagnostics" or the "Company"), which is the parent entity of a controlled group of corporations and other entities (the "Quest Control Group"). Effective August 15, 2021, sponsorship of the Plan was transferred from the Company to Quest Diagnostics Clinical Laboratories, Inc. (the "Plan Sponsor"), a wholly owned subsidiary of the Company. The Plan provides retirement benefits to eligible employees of the Quest Control Group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    Eligibility and Participant Contributions - The Plan provides for participant-directed investment of their voluntary contributions and employer matching contributions in a number of investment funds. Eligible employees can participate in the Plan as soon as administratively feasible upon becoming an employee of a member of the Quest Control Group. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code (the "Code"), are permissible for eligible participants. Participants may modify their contribution percentage at any time. Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible defined benefit or defined contribution plan maintained by another company. Contributions are subject to Code limitations.

    Employer Matching Contributions - Members of the Quest Control Group match 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Quest Control Group. Employer matching contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

    Participant Accounts - A separate individual account is established for each Plan participant. Each participant's account is credited with the participant's contributions and the employer matching contributions, plus the allocation of investment earnings, gains and losses and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

    Revenue sharing credits, which are considered parties-in-interest transactions, are allocated back to participants investing in respective investment funds which generate such credits.

    Vesting - Participants immediately vest in their voluntary contributions and employer matching contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

    Investment Options - Participants may elect to have their voluntary contributions and employer matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”) and its affiliates. Participants may also elect to have their voluntary contributions and employer matching contributions invested in shares of the Company's common stock through the Quest Diagnostics stock fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and its affiliates and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

    Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics stock fund. In addition, participants can transfer monies into the Quest Diagnostics stock fund only to the extent the percentage of holdings in the Quest Diagnostics stock fund after the transfer remains below 25% of the participant's entire account balance.

    Participants may elect to receive their dividends on investments in the Quest Diagnostics stock fund as a taxable cash payment or to have those dividends automatically reinvested.

The Quest Diagnostics Profit Sharing Plan
December 31, 2024 and 2023
Notes to Financial Statements (dollars in thousands) - continued

    Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a partial or lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for certain assets, an annuity.

    Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

    Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of and for the years ended December 31, 2024 and 2023.

    Parties-in-Interest - Certain investments of the Plan, as of December 31, 2024 and 2023, are shares of mutual funds and collective funds managed by FMRC and its affiliates. These transactions qualify as party-in-interest transactions.

    The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2024 and 2023, the total fair value of the Plan's investment in Quest Diagnostics stock was $295,103 and $295,841, respectively. During 2024, there were no purchases of Quest Diagnostics stock by the Plan and sales of Quest Diagnostics stock by the Plan were $26,895.

    Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan and as set forth below, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years (effective January 2025, thirty years) is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.25% to 9.50%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

    In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2024 and 2023, the carrying value of the Plan's notes receivable from participants was $70,809 and $75,659, respectively.

    Plan Administration - The plan administrator is the Benefits Administration Committee (the "Plan Administrator"), which is appointed by the Plan Sponsor's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company LLC, respectively.

    Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

    Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

    Administrative Expenses - Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan or the Quest Control Group. Fees associated with the administration of notes receivable from participants are charged

The Quest Diagnostics Profit Sharing Plan
December 31, 2024 and 2023
Notes to Financial Statements (dollars in thousands) - continued

directly against participant accounts. These fees are included in administrative expenses and are expensed when incurred. Investment related expenses are included in net appreciation of fair value of investments.

    Investment Management Fees - Investment management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Plan Termination - The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if employer matching contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

    Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties - Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

    Benefits paid to participants - Benefits payments to participants are recorded when paid.

    Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

    Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

    Net appreciation in fair value of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

    Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

3.    Fair Value Measurements

    Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

    Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

The Quest Diagnostics Profit Sharing Plan
December 31, 2024 and 2023
Notes to Financial Statements (dollars in thousands) - continued

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

    During the year ended December 31, 2024, there were no transfers between levels. During 2024, the Plan replaced the majority of its mutual fund investment options with collective funds.

    The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2024	Total	Level 1	Level 2	Level 3
Mutual funds	$204,410	$204,410	$—	$—
Quest Diagnostics common stock	295,103	295,103	—	—
Other common stock	282,820	282,743	—	77
Subtotal	$782,333	$782,256	$—	$77

Investments measured at NAV as a practical expedient: (A)	4,700,973

Total investments, at fair value	$5,483,306

		Basis of Fair Value Measurements
December 31, 2023	Total	Level 1	Level 2	Level 3
Mutual funds	$2,897,613	$2,897,613	$—	$—
Quest Diagnostics common stock	295,841	295,841	—	—
Other common stock	246,567	246,498	—	69
Subtotal	$3,440,021	$3,439,952	$—	$69

Investments measured at NAV as a practical expedient: (A)	1,610,514

Total investments, at fair value	$5,050,535

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

    Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.

    Mutual Funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Security and Exchange Commission ("SEC") and are required to publish their NAV on a daily basis and to transact at that price. The mutual funds held by the Plan are classified as level 1.

The Quest Diagnostics Profit Sharing Plan
December 31, 2024 and 2023
Notes to Financial Statements (dollars in thousands) - continued

    Quest Diagnostics Common Stock and Other Common Stock classified as level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

    Other Common Stock classified as level 3: Valued using a valuation technique based on available information, which may consider market-based valuation multiples; a discount or premium from market value of a similar, freely traded equity security of the same issuer; or some combination.  These fair value measurements are classified within Level 3 of the fair value hierarchy as the fair value is based on significant inputs that are not observable.

    Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Commitments and Contingencies

    In 2020, two putative class action lawsuits were filed in the U.S. District Court for New Jersey against the Company and other defendants with respect to the Plan. The complaint alleges, among other things, that the fiduciaries of the Plan breached their duties by failing to disclose the expenses and risks of plan investment options, allowing unreasonable administration expenses to be charged to plan participants, and selecting and retaining high cost and poor performing investments. The Plan itself is not named as a defendant. In October 2020, the court consolidated the two lawsuits under the caption In re: Quest Diagnostics ERISA Litigation and plaintiffs filed a consolidated amended complaint. In May 2021, the court denied the Company's motion to dismiss the complaint. After discovery was completed, the Company filed a motion for summary judgment, which was granted. The matter is on appeal.

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
*	Fidelity Freedom Blend 2010 T	Collective Fund	***	$18,786
*	Fidelity Freedom Blend 2015 T	Collective Fund	***	57,543
*	Fidelity Freedom Blend 2020 T	Collective Fund	***	164,860
*	Fidelity Freedom Blend 2025 T	Collective Fund	***	399,910
*	Fidelity Freedom Blend 2030 T	Collective Fund	***	580,480
*	Fidelity Freedom Blend 2035 T	Collective Fund	***	497,680
*	Fidelity Freedom Blend 2040 T	Collective Fund	***	380,813
*	Fidelity Freedom Blend 2045 T	Collective Fund	***	285,380
*	Fidelity Freedom Blend 2050 T	Collective Fund	***	186,708
*	Fidelity Freedom Blend 2055 T	Collective Fund	***	114,503
*	Fidelity Freedom Blend 2060 T	Collective Fund	***	60,792
*	Fidelity Freedom Blend 2065 T	Collective Fund	***	20,008
*	Fidelity Freedom Blend Income T	Collective Fund	***	18,112
*	Fidelity Managed Income Portfolio II - Class 3	Collective Fund	***	164,273
*	Fidelity Contrafund Comingled Pool	Collective Fund	***	420,121
*	Fidelity OTC Comingled Pool	Collective Fund	***	344,261
	Spartan 500 Index Pool Class F	Collective Fund	***	659,448
	Spartan Extended Market Index Pool Class F	Collective Fund	***	50,659
	Spartan Total International Index Pool Class F	Collective Fund	***	35,486
	GW&K Small/Mid Cap Fund	Collective Fund	***	134,114
	Prudential Core Plus Bond Fund Class 15	Collective Fund	***	22,333
	GQG Partners International Equity CIT Class D	Collective Fund	***	83,037
	State Street Short Term Investment Fund	Collective Fund	***	1,666
	Total Interest in Collective Funds			$4,700,973

	T Rowe Price Government Reserve Investment Fund	Mutual Fund	***	$804
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Fund	***	90,083
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	***	113,523
	Total Interest in Mutual Funds			$204,410

*	Quest Diagnostics Incorporated	Common Stock	***	$295,103

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Accenture Plc Cl A	Other Common Stock	***	$1,409
	Adobe Inc	Other Common Stock	***	1,611
	Advanced Micro Devices Inc	Other Common Stock	***	842
	Affirm Holdings Inc	Other Common Stock	***	227
	Agco Corp	Other Common Stock	***	998
	Alphabet Inc Cl A	Other Common Stock	***	13,286
	Amazon.Com Inc	Other Common Stock	***	15,375
	Ameren Corp	Other Common Stock	***	1,792
	American International Group	Other Common Stock	***	1,408
	Amphenol Corporation Cl A	Other Common Stock	***	3,075
	Apple Inc	Other Common Stock	***	17,566
	Argenx Se Sponsored Adr	Other Common Stock	***	1,300
	Asml Hldg Nv (Ny Reg Shs) New York Registered Shar	Other Common Stock	***	1,089
	Astrazeneca Plc Spons Adr	Other Common Stock	***	628
	Atlassian Corp Plc Cls A	Other Common Stock	***	1,427
	Aurora Innovation Inc	Other Common Stock	***	331
	Avalonbay Communities Inc Reit	Other Common Stock	***	1,887
	Bank of America Corporation	Other Common Stock	***	2,591
	Baxter Intl Inc	Other Common Stock	***	920
	Becton Dickinson & Co	Other Common Stock	***	3,182
	Biogen Inc	Other Common Stock	***	333
	Boeing Co	Other Common Stock	***	1,871
	Cf Industries Holdings Inc	Other Common Stock	***	936
	Chipotle Mexican Grill Inc	Other Common Stock	***	1,314
	Chubb Ltd	Other Common Stock	***	2,666
	Cigna Group (The)	Other Common Stock	***	2,859
	Citigroup Inc	Other Common Stock	***	1,633
	Coca Cola Co	Other Common Stock	***	721
	Colgate-Palmolive Co	Other Common Stock	***	1,036
	Comcast Corp Cl A	Other Common Stock	***	1,080
	Conagra Brands Inc	Other Common Stock	***	704
	Conocophillips	Other Common Stock	***	2,058
	Coupang Inc A	Other Common Stock	***	1,455
	Cummins Inc	Other Common Stock	***	1,708
	Cvs Health Corp	Other Common Stock	***	889
	Danaher Corp	Other Common Stock	***	1,217
	Disney (Walt) Co	Other Common Stock	***	1,301
	Dominion Energy Inc	Other Common Stock	***	509

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Dynatrace Inc	Other Common Stock	***	$832
	Elevance Health Inc	Other Common Stock	***	2,173
	Eli Lilly & Co	Other Common Stock	***	3,718
	Entegris Inc	Other Common Stock	***	1,149
	Eog Resources Inc	Other Common Stock	***	765
	Eqt Corporation	Other Common Stock	***	1,351
	Equifax Inc	Other Common Stock	***	1,495
	Equitable Holdings Inc	Other Common Stock	***	1,636
	Exxon Mobil Corp	Other Common Stock	***	2,103
	Fair Isaac Corp	Other Common Stock	***	1,258
	Fifth Third Bancorp	Other Common Stock	***	683
	Fiserv Inc	Other Common Stock	***	8,113
	Fortive Corp	Other Common Stock	***	787
	Ge Aerospace	Other Common Stock	***	1,512
	Ge Vernova Inc	Other Common Stock	***	522
	Hartford Insurance Group Inc/The	Other Common Stock	***	2,384
	Home Depot Inc	Other Common Stock	***	894
	Honeywell Intl Inc	Other Common Stock	***	1,062
	Howmet Aerospace Inc	Other Common Stock	***	1,472
	Hubspot Inc	Other Common Stock	***	1,539
	Huntington Bancshares Inc	Other Common Stock	***	1,175
	Ingersoll Rand Inc	Other Common Stock	***	1,428
	Intel Corp	Other Common Stock	***	396
	International Paper Co	Other Common Stock	***	1,383
	Intuit Inc	Other Common Stock	***	5,595
	Intuitive Surgical Inc	Other Common Stock	***	3,917
	Johnson & Johnson	Other Common Stock	***	1,765
	Kenvue Inc	Other Common Stock	***	2,727
	Kimberly Clark Corp	Other Common Stock	***	1,523
	L3Harris Technologies Inc	Other Common Stock	***	2,287
	Las Vegas Sands Corp	Other Common Stock	***	1,310
	Legend Biotech Corp Spon Adr	Other Common Stock	***	365
	Lululemon Athletica Inc	Other Common Stock	***	918
	Mastercard Inc Cl A	Other Common Stock	***	6,372
	Mercadolibre Inc	Other Common Stock	***	930
	Meta Platforms Inc Cl A	Other Common Stock	***	9,636
	Metlife Inc	Other Common Stock	***	1,457
	Microsoft Corp	Other Common Stock	***	22,278

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Natera Inc	Other Common Stock	***	$586
	Netflix Inc	Other Common Stock	***	3,107
	News Corp New Cl A	Other Common Stock	***	1,461
	Norfolk Southern Corp	Other Common Stock	***	1,767
	Nvidia Corp	Other Common Stock	***	17,267
	Philip Morris Intl Inc	Other Common Stock	***	1,678
	Qualcomm Inc	Other Common Stock	***	1,218
	Rexford Industrial Realty Inc	Other Common Stock	***	897
	Rockwell Automation Inc	Other Common Stock	***	1,258
	Ross Stores Inc	Other Common Stock	***	1,613
	Rpm International Inc	Other Common Stock	***	606
	Samsung Elec Vtg Gdr Regs	Other Common Stock	***	740
	Sanofi Spon Adr	Other Common Stock	***	749
	Schlumberger Ltd	Other Common Stock	***	1,661
	Schwab Charles Corp	Other Common Stock	***	3,418
	Sempra	Other Common Stock	***	1,224
	Servicenow Inc	Other Common Stock	***	3,379
	Shopify Inc Cl A	Other Common Stock	***	1,939
	Siemens Ag (Regd)	Other Common Stock	***	884
	Sonova Hldg Ag Unspon Adr	Other Common Stock	***	1,030
	Southern Co	Other Common Stock	***	1,512
	Southwest Airlines Co	Other Common Stock	***	722
	Stanley Black & Decker Inc	Other Common Stock	***	1,679
	Stripe Inc Class B Pp	Other Common Stock	***	77
	Stryker Corp	Other Common Stock	***	2,514
	Suncor Energy Inc	Other Common Stock	***	1,017
	Te Connectivity Plc	Other Common Stock	***	1,148
	Texas Instruments Inc	Other Common Stock	***	795
	The Booking Holdings Inc	Other Common Stock	***	2,911
	Thermo Fisher Scientific Inc	Other Common Stock	***	1,625
	Totalenergies Se Adr	Other Common Stock	***	888
	Tradeweb Markets Inc A	Other Common Stock	***	785
	Union Pacific Corp	Other Common Stock	***	1,184
	United Parcel Service Inc Cl B	Other Common Stock	***	1,756
	Unitedhealth Group Inc	Other Common Stock	***	6,264
	Us Bancorp Del	Other Common Stock	***	1,126
	Viatris Inc	Other Common Stock	***	745
	Visa Inc Cl A	Other Common Stock	***	4,243

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Walmart Inc	Other Common Stock	***	$1,497
	Wells Fargo & Co	Other Common Stock	***	2,928
	Western Digital Corp	Other Common Stock	***	505
	Weyerhaeuser Co	Other Common Stock	***	1,737
	Williams Companies Inc	Other Common Stock	***	684
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	1,852
	Total Interest in Other Common Stock			$282,820

	Investments at Fair Value			$5,483,306

*	Notes Receivable from Participants**	Loans		$70,809

	TOTAL			$5,554,115

*	Party-in-interest to the Plan.
**	Rates range from 3.25% to 9.50%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 20, 2025

The Quest Diagnostics Profit Sharing Plan

By:	/s/ Cecilia K. McKenney
Cecilia K. McKenney
Senior Vice President, Chief Human Resources Officer and Member of the Benefits Administration Committee of Quest Diagnostics Clinical Laboratories, Inc.